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May 1, 2013
Europe, Middle East & Africa
Abu Dhabi	Peggy Kim		Via Edgar

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* Associated Firm

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Dear Ms Kim,

Re: 7 Days Group Holdings Limited
Schedule 13E-3
Filed March 29, 2013
File No. 5-85261

On behalf of 7 Days Group Holdings Limited, a company organized under the laws of the Cayman Islands (“7 Days” or the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of April 23, 2013 with respect to the Schedule 13E-3, File No. 5-85261 (the “Schedule 13E-3”) filed on March 29, 2013 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No.1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Proxy Statement”), respectively, are being provided to the Staff via Edgar.

Partners

CHAN, Edmond

CHAN, Elsa SC

CHAN, Pierre

CHAN, Rico WK

CHENG, Barry WM

CHENG, Milton

CHEUNG, Debbie F

CHEUNG, Kwun Yee

CHEUNG, Yuk-Tong

CHU, Rossana CM

FLEMING, David

GAMVROS, Anna

HUNG, Sally

KENDALL, Susan

KOO, Dorothea

KWAN, James

LAU, Harvey***

LEE, Christina

LEE, Lawrence

LEIGH, Nancy

LEUNG, Simon***

LIU, Isabella

LO, Jackie***

LOCKHART, Andrew W

LOO, Shih Yann

MAN, Karen

NG, Allen

NG, Jason

NGAI, Clement***

OLESNICKY, Michael A

POON, Anthony KS*

SEIB, Gary

SIEKER, Steven

SMITH, Christopher

SMITH, David

TAM, Martin

TAN, Loke-Khoon

TAN, Paul

TAN, Poh Lee

TANG, Cynthia**

TEH, Kareena

VAN DALE, Jennifer

WAI, Dominic

WUT, Tracy

YIU, Ricky* **

YU, Priscilla

Registered Foreign Lawyers

CHEN, Lance (California)

INGEN-HOUSZ, Clara (New York)

JIA, Stanley (New York)

KIM, Winton (California)

LAUFFS, Andreas W (New York)

LEE, Won (New York)

LIM, Eugene (Singapore)

PALMER, Scott (New York)

SPIRES, Brian (Maryland)

WEISMAN, Richard (Massachusetts, New York)

WU, Howard (California)

ZEE, Winston KT (Washington, DC)

ZHANG, Danian (Washington, DC)

Consultants ENO, Stephen R LEE, Angela WY
* Notary Public | ** China-Appointed Attesting Officer | *** Non-Resident in Hong Kong Baker & McKenzie, a Hong Kong Partnership, is a member of Baker & McKenzie International, a Swiss Verein.

We represent the special committee established by the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning Keystone Lodging Holdings Limited, Keystone Lodging Company Limited, Keystone Lodging Acquisition Limited, Boquan He, Nanyan Zheng, Prototal Enterprises Limited, Fortune News International Limited, Keystone Asia Holdings Limited, Carlyle Asia Partners III, L.P., SCC Growth 2010-Peak Holdco, Ltd., Sequoia Capital China Growth 2010 Fund, L.P., Sequoia Capital China Growth 2010 Partners Fund, L.P., Sequoia Capital China Growth 2010 Principals Fund, L.P., Happy Travel Limited, Actis LLP, J.P. Morgan Securities (Asia Pacific) Limited (“J.P. Morgan”) or Jaguar Investment Plc Ltd., such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment, which has been amended in response to the Staff’s comments as well as to reflect certain additional matters that occurred following the filing of the Schedule 13E-3 on March 29, 2013.

* * * * *

2

Schedule 13E-3

1.	Please advise as to what consideration was given to whether three of the Rollover Shareholders, Mr. Chien Lee, Ms. Qiong Zhang, and Mr. Minjian Shi, are engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3. Alternatively, please revise the Schedule 13E-3 to include these individuals as filing persons. For help in making this determination, please review Question and Answer 201.05 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division’s Compliance and Disclosure Interpretations, publicly available at our website at www.sec.gov.

We respectfully advise the Staff that, after careful consideration of Rule 13e-3 and Question and Answer 201.05 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division’s Compliance and Disclosure Interpretations ("Question and Answer 201.05"), we do not believe the three Rollover Shareholders, namely Mr. Chien Lee, Ms. Qiong Zhang and Mr. Minjian Shi, fall within the definition of “affiliates” of the Company within the scope of Rule 13e-3(a)(1).  Therefore, we do not believe the three Rollover Shareholders are required to be filing persons on the Schedule 13E-3.

Rule 13e-3 requires that each issuer and affiliate engaged, directly or indirectly, in a going private transaction file a Schedule 13E-3 and furnish the required disclosures.  Question and Answer 201.05 explains that two issues may be raised with respect to the determination of “filing-person” status, namely (1) whether the entities or persons are “affiliates” of the issuer within the scope of Rule 13e-3(a)(1) and (2) whether those affiliates are deemed to be engaged, either directly or indirectly, in the going private transaction.

Rule 13e-3 defines an affiliate of an issuer as a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.  We note that under the Staff guidance in Section II.D.3. of the Current Issues and Rulemaking Projects dated November 14, 2000 (the “Current Issues Report”), the Commission indicated that the affiliate status necessarily turns on all relevant facts and circumstances of a particular transaction.

Question and Answer 201.05 provided that the staff consistently had taken the position that members of senior management of the issuer that is going private are affiliates of that issuer. None of these three Rollover Shareholders currently serves as an employee, officer or director of the Company.  As of the date of this response letter, each of Mr. Chien Lee, Ms. Qiong Zhang and Mr. Minjian Shi owns 4.32%, 1.63% and 2.24%, respectively, of the equity interests of the Company.

3

Question and Answer 201.05 further provided that an important aspect of the staff's analysis was the fact that the issuer's management ultimately would hold a material amount of the surviving company's outstanding equity securities, occupy seats of the board of the company in addition to senior management positions, and otherwise be in a position to "control" the surviving company within the meaning of the Exchange Act Rule 12b-2. Immediately after closing, none of the three Rollover Shareholders will become an employee, officer or director of the Company or will have the right to appoint any director or senior management personnel of the Company. None of the three Rollover Shareholders will indirectly hold more than 5% of the surviving company's outstanding equity securities. Therefore, none of the three Rollover Shareholders has the ability, directly or indirectly, to direct or cause the direction of the management and policies of the Company.

For the foregoing reasons, we respectfully advise the Staff that Mr. Chien Lee, Ms. Qiong Zhang and Mr. Minjian Shi are not affiliates of the Company as defined in Rule 13e-3 and hence are not required to be filing persons on the Schedule 13E-3.

Similarly, we respectfully advise the Staff that Jaguar Investment Pte Ltd ("Jaguar Investment") will only indirectly hold less than 5% of the surviving company's outstanding equity securities, and will not have any representation on the Company's board of directors or senior management team, nor will it have the right to appoint any director or senior management personnel of the Company. Therefore, we respectfully advise the Staff that Jaguar is not an affiliate of the Company and hence is not a filing person on the Schedule 13E-3.

2.	Please file Exhibit A to the Interim Investors Agreement.

We respectfully advise the Staff that Exhibit A to the Interim Investors Agreement only concerns the buyer group's agreement in principle with respect to certain post-closing corporate governance matters (e.g. board representation, negative covenants, etc.) and shareholder rights (e.g. pre-emptive rights, tag-along rights, drag-along rights, right of first refusal, information rights, etc.). Other than the key terms of the employee incentive plan, which were summarized and added on page 76 of the Revised Proxy Statement, we do not believe these terms constitute an agreement, arrangement or understanding between the filing persons with respect to any securities of the Company or are material to the public shareholders in connection with the transaction.

Summary Term Sheet, page 1

3.	Throughout the proxy statement, please revise each filing person’s fairness determination to refer to the unaffiliated shareholders and unaffiliated ADS holders of 7 Days.

In response to the Staff’s comment, the relevant references have been changed to “the unaffiliated shareholders and unaffiliated ADS holders.” Please refer to pages 7, 8, 9, 16, 30, 38, 39, 41-45, 48, 51-56, 64-67, 69, 89 and 91 of the Revised Proxy Statement.

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Recommendation of the Board of Directors, page 8

4.	Please revise to state in the summary section whether the board believes the transaction is substantively and procedurally fair.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 8 of the Revised Proxy Statement.

Special Factors, page 11

Background of the Merger, page 27

5.	Please revise to describe why the Investor Relations Director attended the meetings and deliberations of the special committee.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 39 of the Revised Proxy Statement.

6.	Please revise to disclose the intrinsic values provided by Warburg Pincus on December 22, 2012 and on January 10, 2013.

We respectfully advise the Staff that on December 22, 2012, the special committee received a letter from Warburg Pincus requesting a meeting with the special committee and its financial adviser to discuss its views on the intrinsic value of the Company. The letter from Warburg Pincus did not expressly provide the intrinsic value of the Company.

In response to the Staff’s Comment, the Proxy Statement has been revised to include the intrinsic value presented by Warburg Pincus in the January 10, 2013 meeting. Please refer to page 34 of the Revised Proxy Statement.

7.	We note that on February 14, 2013, Warburg Pincus discussed how the special committee should “insist on a fair price in line with comparable metrics.” Please revise to include any financial analysis provided by Warburg Pincus to the board, the special committee or to the financial advisor. Refer to Item 1015(a) of Regulation M-A.

In response to the Staff's comment, the Proxy Statement has been revised on pages 34 and 38 to include a brief discussion of the analysis provided by Warburg Pincus to the special committee and J.P. Morgan, and its views regarding the valuation of the Company. However, we have not included a full description of the disclosure items listed in Item 1015(b) of Regulation M-A nor have we filed as an exhibit to the Schedule 13E-3 the analysis provided by Warburg Pincus, as we do not believe that the Warburg Pincus analysis is the type of report, opinion or appraisal intended to be provided under Items 1015 and 1016 of Regulation M-A.

Significantly, we note that each of the disclosure items listed in Item 1015(b) refers to third party, unaffiliated financial experts that were selected by an issuer or its board of directors in relation to the consideration or the fairness of the consideration to be offered to security holders. Warburg Pincus, in its role as an activist shareholder in the proposed transaction, is not such an entity, nor did the special committee have any input or influence over the assumptions, methods or underlying data adopted or used in the financial analysis. In addition, the analyses provided by Warburg Pincus do not fall under the criteria described in Item 1015(b), as its analysis was not solicited in any way by the special committee and the qualifications of the persons that prepared the Warburg Pincus analysis were not reviewed by the special committee.

Fundamentally, we believe that Items 1015 and 1016 of Regulation M-A were not intended to provide a forum for an existing shareholder of an issuer to proffer an alternative analysis of the valuation of the issuer or provide a substitute or supplement to the dissenters' rights available under Cayman Islands law. In this regard, we note that the existing shareholding relationship between Warburg Pincus and the Company also impacts the neutrality and independence of the financial analysis, which militates against an interpretation that the Warburg Pincus analysis is the type of report, opinion or appraisal intended to be provided under these items of Regulation M-A.

8.	We note that Mr. Perlman requested that he be appointed to the special committee. Please revise to briefly describe the reasons for not appointing him.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 29 of the Revised Proxy Statement.

5

9.	We note that Mr. Perlman voted against the resolutions to approve the merger because he believed that the company was undervalued. Please revise to describe the reasons why Mr. Perlman believed the company was undervalued in the merger, and please revise to summarize any financial analysis provided by Mr. Perlman to the board, the special committee or the financial advisor.

We respectfully advise the staff that Mr. Perlman did not provide any detailed financial analysis to the board, the special committee or the financial advisor.

In response to the Staff’s Comment, the Proxy Statement has been revised to include the underlying data used in the analysis. Please refer to page 42 of the Revised Proxy Statement.

10.	Refer to the discussions on September 26, 2012. Please revise to explain why the consortium was not interested in selling their Shares or ADS in any other transaction involving the company.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 29 of the Revised Proxy Statement.

11.	Refer to January 24, 2013 telephonic meeting. Please revise to explain why the consortium viewed the “majority of the minority” vote requirement to be a “deal breaker.”

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 35 of the Revised Proxy Statement.

Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors, page 44

12.	Please revise to describe the board’s reasons for undertaking the going private transaction at this particular time as opposed to another time in its operating history. Refer to Item 1013(c) of Regulation M-A.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 44 of the Revised Proxy Statement.

13.	Please revise the paragraph before the bullet points on page 45 to clarify whether you are describing the factors upon which the substantive fairness determination is based. Refer to Item 1014(b) of Regulation M-A.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 45 of the Revised Proxy Statement.

14.	Please refer to the fourth bullet point on page 50. Please revise to further describe the restrictions on the conduct of the company’s business.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 50 of the Revised Proxy Statement.

15.	Please refer to the third bullet point on page 51. Please revise to explain why the Debt Financing Sources may not provide the financing, given that you have a debt commitment letter.

In response to the Staff’s comment, the Proxy Statement has been revised. Please refer to page 51 of the Revised Proxy Statement.

6

16.	Please revise to discuss how the board considered the dissent of Mr. Perlman and the valuations of Warburg Pincus in making its fairness determination.

The Proxy Statement has been revised to reflect the Staff's comment, please refer to page 52 of the Revised Proxy Statement, provided, however, we respectfully advise the Staff that we have not included a description of how the board of directors of the Company considered the valuation of Warburg Pincus. At the meeting of the board of directors on February 28, 2013, Mr. Perlman was specifically asked if he were expressing his views as a shareholder representative of Warburg Pincus, and, in response to this question, stated that he was acting as a director of the Company rather than on behalf of Warburg Pincus, the shareholder with which he was affiliated, in considering and discussing the proposed transaction. As a result, at the meeting, the board of directors considered the dissent of Mr. Perlman, and the reasons for his belief that the merger consideration undervalues the Company, but not directly the valuation of Warburg Pincus.

The valuation of Warburg Pincus was considered by the special committee in its evaluation of the proposed transaction. Additional disclosure has been added to the "Reasons for the Merger and Recommendation of Our Board of Directors" section of the Proxy Statement to reflect the consideration by the special committee of the valuation of Warburg Pincus.

Opinion of the Special Committee’s Financial Advisor, page 57

17.	All materials prepared by J.P. Morgan in connection with its fairness opinion, including any draft fairness opinions provided to the special committee or board of directors and any summaries of presentations made to management generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and filed as an exhibit to the Schedule 13E-3. Each presentation, discussion, or report held with or presented by J.P. Morgan, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize each of these presentations, or advise us.

We respectfully advise the Staff that the presentation made to the special committee on February 28, 2013 was the only presentation made by J.P. Morgan. All other discussions between J.P. Morgan and the special committee had been summarized on each of the date of discussion.

18.	Please revise to disclose whether J.P. Morgan has consented to the summary and to the inclusion of their analyses as exhibits to the Schedule 13E-3.

In response to the Staff’s Comment, the Proxy Statement has been revised. Please refer to page 62 of the Revised Proxy Statement.

Discounted Cash Flow Analysis, page 60

19.	Please revise to disclose the underlying data used in the analysis. In this regard, please disclose the cash flows, terminal values, and adjustments.

In response to the Staff’s Comment, the Proxy Statement has been revised to include the underlying data used in the analysis. Please refer to Question 20 for the changes in detail.

20.	Please revise to include the projections used by J.P. Morgan. If the projections are already disclosed on page 57 under “Certain Financial Projections,” then include a cross reference.

In response to the Staff’s Comment, the Proxy Statement has been revised to include the underlying data used in the analysis. Please refer to page 60 of the Revised Proxy Statement.

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Public Trading Multiples, page 60

21.	Please revise to describe how the two companies are similar in “operations and business” to 7 Days. Please also revise to define FV as firm value.

We respectfully advise the Staff that FV was defined as firm value on page 60.

In response to the Staff’s Comment, the Proxy Statement has been revised to include the underlying data used in the analysis. Please refer to page 60 of the Revised Proxy Statement.

22.	Please revise to explain why a multiple range of 6.0x to 7.5x was used.

In response to the Staff’s Comment, the Proxy Statement has been revised to include the underlying data used in the analysis. Please refer to page 61 of the Revised Proxy Statement.

Selected Transaction Analysis, page 62

23.	Please revise to identify any comparable transactions that initially met the selection criteria but which were excluded from the analysis, and if applicable, the reasons for excluding them.

We respectfully advise the Staff that there were no comparable transactions that initially met the selection criteria but were excluded from the analysis. The acquisition of Motel 168 by Home Inns is the only comparable transaction identified in China’s economy hotel sector.

Other Analyses for Informational Purposes Only, page 62

24.	Please revise to identify the precedent Cayman-incorporated Chinese companies and the premiums.

In response to the Staff’s Comment, the Proxy Statement has been revised to include the underlying data used in the analysis. Please refer to page 62 of the Revised Proxy Statement.

8

Alternatives to the Merger, page 67

25.	We note that you state that the board did not independently determine to initiate a process for sale and that the special committee considered other alternatives. Please specifically state whether the board considered any alternatives means to accomplish the stated purposes, including continuing as a public company, and if so describe the reasons for rejecting each alternative. Refer to Item 1013(b) of Regulation M-A.

In response to the Staff’s Comment, the Proxy Statement has been revised. Please refer to page 67 of the Revised Proxy Statement.

26.	We note that the special committee rejecting remaining a public company and a leveraged recapitalization because of the challenges of execution as well as the business, competitive, industry and market risks involved. In addition, we note that the special committee rejected a scheme of arrangement, tender offer, odd-lot offer, or reverse stock split because the special committee believed that the merger was the most direct and least confusing option to unaffiliated security holders. Please revise to further describe the reasons for the special committee’s rejection of each alternative.

In response to the Staff’s Comment, the Proxy Statement has been revised. Please refer to page 67 of the Revised Proxy Statement.

Related Party Transactions, page 77

27.	Please revise to describe the related party transactions in the proxy statement, rather than incorporating information from the Form 20-F. Please revise to update the information, as applicable.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 77 of the Revised Proxy Statement.

Certain Material U.S. Federal Income Tax Consequences, page 79

28.	Please revise to describe the federal tax consequences to the issuer and the filing persons. Refer to Item 1013(d) of Regulation M-A.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 82 of the Revised Proxy Statement.

Selected Historical Financial Information, page 120

29.	Please revise to update this information for the fiscal year ended December 31, 2012.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to pages 121 and 122 of the Revised Proxy Statement.

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Security Ownership of Certain Beneficial Owners, page 124

30.	Please revise to include beneficial ownership information after the merger is consummated.

The Proxy Statement has been revised to reflect the Staff’s comment. Please refer to page 125 of the Revised Proxy Statement.

* * * * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Keystone Lodging Holdings Limited, Keystone Lodging Company Limited, Keystone Lodging Acquisition Limited, Boquan He, Nanyan Zheng, Prototal Enterprises Limited, Fortune News International Limited, Keystone Asia Holdings Limited, Carlyle Asia Partners III, L.P., SCC Growth 2010-Peak Holdco, Ltd., Sequoia Capital China Growth 2010 Fund, L.P., Sequoia Capital China Growth 2010 Partners Fund, L.P., Sequoia Capital China Growth 2010 Principals Fund, L.P., Happy Travel Limited and Actis LLP.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +852 2846 2457.

Yours sincerely,

Brian Spires
Partner
+852 2846 2457
Brian.Spires@bakermckenzie.com

Cc:	Haibing Wu, Chief Financial Officer

(7 Days Group Holdings Limited)

Kurt Berney

(O’Melveny & Myers LLP)

Timothy M. Gardner / Karen M. Yan

(Latham & Watkins LLP)

Peter Huang / Daniel Dusek

(Skadden, Arps, Slate, Meagher & Flom LLP)

10

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 23, 2013 with respect to the Schedule 13E-3, File No. 5-85261 (the “Schedule 13E-3”), filed on March 29, 2013 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

7 Days Group Holdings Limited

By:	/s/ Haibing Wu
	Name:	Haibing Wu
	Title:	Chief Financial Officer

Keystone Lodging Holdings Limited

By:	/s/ Thomas Mayrhofer
	Name:	Thomas Mayrhofer
	Title:	Director

Keystone Lodging Company Limited

By:	/s/ Thomas Mayrhofer
	Name:	Thomas Mayrhofer
	Title:	Director

11

Keystone Lodging Acquisition Limited

By:	/s/ Thomas Mayrhofer
	Name:	Thomas Mayrhofer
	Title:	Director

Boquan He

By:	/s/ Boquan He
	Name:	Boquan He

Nanyan Zheng

By:	/s/ Nanyan Zheng
	Name:	Nanyan Zheng

Prototal Enterprises Limited

By:	/s/ Boquan He
	Name:	Boquan He
	Title:	Director

Fortune News International Limited

By:	/s/ Nanyan Zheng
	Name:	Nanyan Zheng
	Title:	Director

Keystone Asia Holdings Limited

By:	/s/ Thomas Mayrhofer
	Name:	Thomas Mayrhofer
	Title:	Director

Carlyle Asia Partners III, L.P.

By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Director

12

SCC Growth 2010-Peak Holdco, Ltd.

By:	/s/ Kok Wai Yee
	Name:	Kok Wai Yee
	Title:	Authorized Signatory

Sequoia Capital China Growth 2010 Fund, L.P.

By:	/s/ Kok Wai Yee
	Name:	Kok Wai Yee
	Title:	Authorized Signatory

Sequoia Capital China Growth 2010 Partners Fund, L.P.

By:	/s/ Kok Wai Yee
	Name:	Kok Wai Yee
	Title:	Authorized Signatory

Sequoia Capital China Growth 2010 Principals Fund, L.P.

By:	/s/ Kok Wai Yee
	Name:	Kok Wai Yee
	Title:	Authorized Signatory

Happy Travel Limited

By:	/s/ Rsk Hazareesing
	Name:	RSK Hazareesing
	Title:	Director

Actis LLP

By:	/s/ Paul Owers
	Name:	Paul Owers
	Title:	Member

13